Utah Medical Products, Inc.


04025211

ANNUAL REPORT 2003


PROCESSED
APR 09 2004
THOMSON
FINANCIAL

with an eye on the future

Utah Medical Products, Inc.

with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.



30
20
10
0
99
00
01
02
03

NET SALES
in millions of dollars



9
6
3
0
99
00
01
02
03

OPERATING PROFITS
in millions of dollars



16
4
2
1
0
99
00
01
02
03

NET PROFITS
in millions of dollars



60
50
40
99
00
01
02
03

GROSS PROFIT MARGINS
percent of sales



4.00
2.00
1.00
0
99
00
01
02
03

EARNINGS PER SHARE
in dollars

EXTRAORDINARY ITEM



Five-year Summary of Operations

(In thousands, except per share data)

	2003	2002	2001	2000	1999
Net sales	$ 27,137	$ 27,361	$ 26,954	$ 27,193	$ 29,444
Net income					
Before extraordinary item	7,335	7,165	5,934	5,373	5,468
Extraordinary item	13,426	—	—	—	—
Total net income	20,761	7,165	5,934	5,373	5,468
Total assets	49,694	23,387	23,572	25,423	27,756
Long-term debt	—	4,956	2,501	10,000	5,934
Stockholders' equity	36,532	15,722	18,207	12,347	18,789
Earnings per common share (diluted)					
Before extraordinary item	$ 1.50	$ 1.36	$ 1.14	$ .90	$ .76
Extraordinary item	$ 2.75	—	—	—	—
Total earnings per common share (diluted)	$ 4.25	$ 1.36	$ 1.14	$ .90	$ .76
Weighted average common shares (diluted)	4,885	5,263	5,210	5,978	7,197

Quarterly Income Statement Summaries

(In thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Net sales	$ 6,877	$ 6,840	$ 6,761	$ 6,659
Gross margin	3,977	4,033	3,979	3,902
Net income before extraordinary item	1,788	1,837	1,861	1,848
Extraordinary item	—	—	—	13,426
Earnings per share before extraordinary item	$ .37	$ .38	$ .38	$ .38
Extraordinary item	—	—	—	$ 2.73
2002				
Net sales	$ 6,705	$ 6,800	$ 7,005	$ 6,854
Gross margin	3,816	3,917	4,079	3,951
Net income	1,712	1,785	1,883	1,785
Earnings per share	$ .32	$ .33	$ .36	$ .35
2001				
Net sales	$ 6,567	$ 6,794	$ 6,791	$ 6,802
Gross margin	3,763	3,921	3,896	3,812
Net income	1,391	1,481	1,532	1,531
Earnings per share	$ .27	$ .29	$ .29	$ .29

In calendar year 2003,

Utah Medical Products, Inc. (UTMD) continued its

outstanding operating performance,

setting records for profitability as a percent of sales.

Fortunately, the Company was also able to sustain the 2002 patent infringement verdict which had been under appeal by Tyco International. These were two of the four key 2003 objectives that management had identified for shareholders at the beginning of the year.

Although UTMD did actively look for new acquisitions and identified several interesting opportunities, valuations were too high to conclude an investment in 2003 that would meet our objectives for shareholder return. As the year progressed, the Company was able to eliminate its debt and, coupled with the receipt of patent infringement damages from Tyco, is now in much stronger financial position to make an acquisition without diluting shareholder interest.

The Company actually received $31 million from Tyco in January 2004. About $25 million in damages and interest was recognized as non-operating income in 4th quarter 2003 (4Q 2003) from the January 2002 jury verdict which awarded damages of $20 million, which judgment was upheld by the Court of Appeals in December 2003. The other $6 million, which will be recognized as non-operating income in 1Q 2004, results from settlement of additional damages and interest accrued for infringing product shipped by Tyco after the January 2002 verdict. After $2.5 million in one-time expenses related to the award and payment of $11.5 million in income taxes, the Company is left with a cash "war chest" of $17 million. Management believes that maximizing shareholder value will be achieved by using this capital in one or a combination of the following: 1) to make investments in new technology, 2) to acquire a product line that will help spur revenue growth and better utilize UTMD's infrastructure, and/or 3) to buy back UTMD shares in the open marketplace.

Regarding the last of the four objectives for 2003 stated at the beginning of the year, and most disappointingly, we generally were not able to realize improved results from initiatives to expand sales volume. This was due in no small part to the unusual burden placed on the Company by the FDA, which tied up management time and other resources that otherwise would have been involved in new product development and new marketing initiatives. In addition, in April 2003 the FDA decided to withhold issuing Certificates to Foreign Governments (CFGs), which are simply comfort letters for regulators in other countries, which had a retarding effect on international sales growth even though there are no regulatory restrictions by the FDA on UTMD distributing its products in the U.S.

More than 60% of UTMD's sales are to U.S. hospitals. At the end of 2002, we felt that the new codes of conduct adopted by hospital group purchasing organizations (GPOs) at the direction of the U.S. Senate Judiciary Subcommittee on Antitrust, Business Rights and Competition in mid-2002 represented a "sea change" for small, innovative medical device firms that market differentiated products to hospital clinicians. The sea change didn't happen in 2003. The bundling of unrelated products, sole source agreements for physician preference products and other anti-competitive and anti-innovation practices that had been identified as violations to the recommended codes of conduct, simply moved down a level to sub-groups of hospitals, or integrated delivery networks. Although UTMD did succeed in entering into supply agreements with five of the top seven GPOs for its products, the end result was simply increasing costs by paying an administration fee on established business without a concomitant increase in sales.

As a result of the regulatory and legal burdens which limited management and engineering time, continued GPO and hospital administration restrictions that reduce market opportunities, a trend in perinatal practice away from vaginal operative deliveries toward abdominal deliveries to try to reduce malpractice claims against physicians, pressure on international bidding processes because of lack of FDA CFGs, and continued weakness in CMI molding because of transfer of U.S. OEM customer work to China, UTMD's 2003 sales declined about 1%.

Considering the challenges we faced, I hope that shareholders are pleased with the performance of the Company in 2003. Financially, the Company achieved profitability records in average gross profit margin, operating profit margin and net profit margin, leading to a year of 10% growth in earnings per share (eps). For the last six consecutive years, UTMD's eps have grown at a compounded rate of 20% per year. During that same period of time, UTMD's share price grew at a compounded rate of 25% per year.

Our employees are committed to continue that kind of excellent performance. Our objectives for 2004 are similar to those of 2003, except that we have replaced the administrative burden of a patent infringement lawsuit with an FDA lawsuit. I am confident that the Company will eventually be vindicated, as the quality of our products, as demonstrated by actual clinical performance in the marketplace, is without peer.

For additional financial details, shareholders may wish to access UTMD's January 22, 2004 press release reporting audited 2003 financial results via the Company's website www.utahmed.com, the MD&A section of this report or UTMD's SEC Form 10-K.

Thank you for being a UTMD shareholder!



Kevin L. Cornwell
CHAIRMAN & CEO

Consolidated Balance Sheet

(In thousands)

December 31,	2003	2002
Assets		
Current assets:		
Cash	$ 762	$ 285
Investments, available-for-sale (note 3)	722	—
Accounts receivable, net (note 2)	3,326	3,093
Inventories (note 2)	3,268	3,478
Prepaid expenses and other current assets	219	502
Litigation receivable (note 13)	24,884	—
Deferred income taxes (note 7)	721	399
Total current assets	33,902	7,757
Property and equipment, net (note 4)	9,005	8,890
Other assets, net (note 2)	6,787	6,740
Total assets	$ 49,694	$ 23,387
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 368	$ 631
Accrued expenses (note 2)	12,129	1,688
Total current liabilities	12,497	2,319
Note payable (note 5)	—	4,956
Deferred income taxes (note 7)	665	390
Total liabilities	13,162	7,665
Commitments and contingencies (notes 6 and 10)	—	—
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 50,000 shares authorized; issued 4,544 shares in 2003 and 4,443 shares in 2002	45	44
Accumulated other comprehensive income	(260)	(1,115)
Retained earnings	36,747	16,793
Total stockholders' equity	36,532	15,722
Total liabilities and stockholders' equity	$ 49,694	$ 23,387

See accompanying notes to financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following comments should be read in conjunction with accompanying financial statements. Dollar amounts are in thousands except per-share amounts and where noted.

In management's opinion, the extraordinarily favorable event in 4Q 2003 of recognizing the Tyco patent infringement damages award has an impact on the financial statements that does not allow a meaningful comparison of financial ratios and other financial measures with prior periods. Consequently, MD&A adjusts out the following items related to the extraordinary event, prior to making comparisons:

BALANCE SHEET	adjustment
Litigation receivable	$ (24,884)
Total current assets	(24,884)
Total assets	(24,884)
Accrued expenses—Income taxes payable	(9,250)
Accrued expenses—Reserve for litigation costs	(1,337)
Accrued expenses—Payroll and payroll taxes	(871)
Total current liabilities	(11,458)
Total liabilities	(11,458)
Stockholders' equity	(13,426)

Management's Discussion and Analysis, continued

Productivity of Assets and Working Capital

a) Assets. Year-end 2003 total assets (adjusted per above) were $24,810, compared to $23,387 in 2002. Because total assets increased while sales were slightly lower relative to 2002, UTMD's total asset turns decreased from 1.2 to 1.1. Ending 2003 current assets of $9,018 were higher than 2002 ending current assets of $7,757 primarily because the elimination of the line of credit balance in 3Q 2003 allowed a cash and investments build-up in 4Q of about $1,200 compared to the end of 2002, while other current asset categories netted out to remain about the same. Ending receivables were about $200 higher and ending inventory was about $200 lower. Net property and equipment (PP&E) increased $114 because of the net increase in dollar-valued Ireland PP&E compared to the end of 2002 of about $750, representing about a 20% change in the U.S. dollar (USD)/EURO conversion rate. 2003 total PP&E depreciation of $910 exceeded new purchases of $272. Net intangible assets increased $47 because amortization was offset by $121 in new intellectual property investment. After the 2002 adoption of FASB Rule No. 142, UTMD suspended amortizing goodwill from previous acquisitions. Year-ending 2003 net intangible assets were 27% of total assets, compared to 29% at year end 2002. In 2004, asset turns will decrease because of continued cash build-up, unless UTMD makes a substantial acquisition, repurchases stock or takes some other action that consumes cash. Depreciation of fixed assets should continue to exceed new purchases. Net intangible assets may change as the result of an acquisition or a determination that current goodwill is impaired, although the latter seems unlikely at this time. 2004 total asset turns will depend primarily upon what management can achieve in utilizing excess cash balances.

Except for the Oregon facility involved as part of the 1997 CMI acquisition and a portion of UTMD's Midvale parking lot, the Company owns its PP&E assets. PP&E assets are comprised of Utah and Ireland manufacturing facilities, molds, production tooling and equipment, test equipment, computer/communications equipment and software. Net PP&E in the U.S. decreased $508 due to depreciation in excess of purchases. In Ireland, PP&E increased $622, despite no significant new asset purchases and depreciation expense of $153 because of the weaker USD. With slightly lower consolidated sales and higher PP&E in USD terms, 2003 PP&E turns decreased to 3.0 from 3.1. The current book value of consolidated PP&E is 38% of acquisition cost. Management believes that PP&E is in good working order and capable of supporting increased sales activity. Going forward, financial performance should be enhanced by lower rates of depreciation and continuing higher PP&E turns.



TOTAL ASSETS ($ million)
AVERAGE TURNS (number of times)
NET PP&E ($ million)
AVERAGE TURNS (number of times)
AVERAGE INVENTORY ($ million)
AVERAGE TURNS (number of times)
YEAR-END A/R ($ million)
A/R AGING DAYS (4th quarter base)
YEAR-END WORKING CAPITAL ($ million)
TOTAL CURRENT RATIO
TOTAL LIABILITIES ($ million)
TOTAL DEBT RATIO (% of assets)
99 00 01 02 03

Consolidated Statement of Income and Comprehensive Income

(In thousands, except per share amounts)

Years ended December 31,	2003	2002	2001
Sales, net (note 9)	$ 27,137	$ 27,361	$ 26,954
Cost of goods sold (notes 9 and 10)	11,245	11,598	11,561
Gross margin	15,892	15,763	15,393
Operating expenses:			
Sales and marketing	2,364	2,472	2,773
Research and development	288	285	364
General and administrative	2,518	2,464	2,978
Income from operations	10,722	10,542	9,278
Other income (expense):			
Dividend and interest income	5	6	9
Royalty income	450	450	450
Interest expense	(47)	(36)	(370)
Other, net	46	34	113
Income before provision for income taxes and extraordinary item	11,176	10,996	9,480
Provision for income taxes (note 7)	3,841	3,831	3,546
Income before extraordinary item	7,335	7,165	5,934
Extraordinary item—gain from litigation, net of income taxes of $9,250 (note 13)	13,426	—	—
Net income	$ 20,761	$ 7,165	$ 5,934
Earnings per common share (basic) (notes 1 and 2):			
Before extraordinary item	$ 1.62	$ 1.46	$ 1.18
Extraordinary item	2.97	—	—
Total	$ 4.59	$ 1.46	$ 1.18
Earnings per common share (diluted) (notes 1 and 2):			
Before extraordinary item	$ 1.50	$ 1.36	$ 1.14
Extraordinary item	2.75	—	—
Total	$ 4.25	$ 1.36	$ 1.14
Other comprehensive income:			
Foreign currency translation net of taxes of $288, $244, and $(87)	$ 548	$ 457	$ (170)
Unrealized gain on investments net of taxes of $12, $0, and $0	19	—	—
Total comprehensive income	$ 21,328	$ 7,622	$ 5,764

See accompanying notes to financial statements.

Management's Discussion and Analysis, continued

In management's opinion, the extraordinarily favorable event in 4Q 2003 of recognizing the Tyco patent infringement damages award has an impact on the financial statements that does not allow a meaningful comparison of financial ratios and other financial measures with prior periods. Consequently, MD&A adjusts out the following items related to the extraordinary event, prior to making comparisons:

INCOME STATEMENT

Extraordinary item—after tax gain from litigation $ (13,426)

Note: *Income statement comparisons which follow, including earnings per share, are "before extraordinary item."*

Management's Discussion and Analysis, continued

The goodwill on UTMD's balance sheet is the result of two acquisitions in 1997 and 1998 which were made in cash at conservative valuations. As of December 31, 2003, the goodwill on the balance sheet has been reduced by 27% from the acquisition price as a result of UTMD using previous GAAP through 2001 for the purchase method of acquisition accounting. UTMD's future income statement performance could be affected in the case of impairment of the existing goodwill. The acquired 1998 Gesco neonatal products and 1997 CMI products continue to be viable parts of UTMD's overall business activities, representing 22% of total sales in 2003. Net goodwill on the December 31, 2003 balance sheet is 23% of 2003 sales. UTMD does not expect its goodwill intangible assets to become impaired in the foreseeable future.

Average inventory turns decreased in 2003 to 3.3 from 3.4 because average inventory balances remained about the same as 2002 while sales declined slightly. The 2003 ending inventory balance was about $100 below the year's average. Management continues to target 4.0 average inventory turns as its objective, and believes inventory turns will improve in 2004. Year-ending 2003 accounts receivable (A/R) balances increased 8%. Calculated average days in A/R were 45 on December 31, 2003 based on 4Q 2003 shipment activity. This is well within management's objective of 55 days. A/R over 90 days from invoice date were about 4% of total A/R at year end, compared to 7% at year-end 2002. The Company believes these older A/R are collectible or within its reserve balances for uncollectible accounts.

Working capital at year-end 2003 was $7,979 compared to $5,437 at year-end 2002 because in addition to the increase in cash and investment balances of about $1,200, current liabilities at the end of the year were about $1,300 lower. As a result, UTMD's current ratio improved to 8.7 from 3.3. 2004 working capital balances and current ratio will depend primarily upon the timing and extent of management's expected utilization of excess cash.

b) Liabilities. In the years 2002 and 2003, UTMD's total liabilities and total debt ratio have been driven by the timing of debt incurred for financing share repurchases, not in providing cash to operate its business. At the end of 2003, UTMD's total debt ratio decreased to 7% from 33% at the end of 2002, primarily because the line-of-credit balance was paid off. In 3Q 2003, UTMD retired the debt associated with its November 2002 tender offer under which it repurchased 503 thousand shares at a cost of $8.6 million. Total shares repurchased in 2002 including the tender offer were 721 thousand at a cost of $11.8 million. In 2003, in addition to eliminating the debt balance from financing the 2002 share repurchases, UTMD repurchased 97 thousand shares in the open market at a cost of $2.2 million. UTMD's total debt ratio in 2004 will depend on any financing required to continue to repurchase shares or make acquisitions. Without requirement for any of those financing activities, the total debt ratio due to normal current liabilities should be in the range of 10%.

Results of Operations

a) Revenues. Global consolidated sales decreased about 1% in 2003 compared to 2002. Foreign (international) sales increased 2% and U.S. (domestic) sales declined 2%.

UTMD divides its domestic sales into two primary distribution channels: "direct sales" which are sales to end user customers by UTMD's direct sales force, independent commissioned sales reps, specialty distributors and national hospital distribution companies, and "OEM sales" which are sales to other companies where products are packaged and resold as part another company's product offerings. As a percentage of total domestic sales, 2003 direct sales represented 93% compared to 94% in 2002 and 92% in 2001. The remaining 7% of domestic sales in 2003 were OEM sales. Domestic direct sales represented 73% of global consolidated sales in 2003 compared to 74% in both 2002 and 2001.

International sales in 2003 were 22% of global consolidated sales compared to 21% and 19% in years 2002 and 2001 respectively. In the first half of the year, international sales had increased 12% primarily helped by a weaker U.S. dollar. In the second half, a decision by the FDA to withhold export certificates from UTMD probably contributed to an international sales decline of 6%. Of the 2003 foreign sales, 58% were made in Europe, the same as in both 2002 and 2001. Ireland operations shipped 63% of international sales (in USD terms) in 2003 compared to 59% in 2002 and 54% in 2001. Shipments, including intercompany, from UTMD Ltd. (Ireland) were down 2% in Euro terms, and up 16% in USD terms, compared to the prior year.

UTMD groups its sales into four product-line categories: 1) obstetrics, comprised of labor and delivery management tools for monitoring fetal and maternal well-being, for reducing risk in performing difficult delivery procedures and for improving clinician safety; 2) gynecology/electrosurgery/urology, comprised of tools for gynecological procedures associated primarily with cervical/uterine disease, including LETZ, endometrial sampling, diagnostic laparoscopy, and other MIS procedures; specialty excision and incision tools; conservative urinary incontinence therapy devices; and urology tools; 3) neonatal care, comprised of devices that provide developmentally-friendly care to the most critically ill babies, including providing vascular access, administering vital fluids, maintaining a neutral thermal environment, providing protection and assisting in specialized applications; and

Management's Discussion and Analysis, continued

4) blood pressure monitoring/accessories/other, comprised of specialized components for invasively monitoring blood pressure on a continuous basis with pressure transducer systems, and subcontract molded parts along with other components and products sold on an OEM basis to other companies. In these four categories, UTMD's primary revenue contributors often enjoy a dominant market share and typically have differentiated product features protected by patents.

Revenues by product category:

1. Worldwide obstetrics product sales were $11,435 in 2003 compared to $11,977 in 2002 and $12,276 in 2001. Of the $542 decline in total obstetrics sales, $252 was from lower sales of vacuum-assisted delivery systems (VADS), a 15% decline, and $237 from lower Intran Plus sales, a 2% decline. The lower VADS sales resulted primarily from a change in obstetrics practice that favors abdominal operative deliveries over vaginal operative deliveries because of medical malpractice litigation risk. Lower obstetrics sales in general resulted from increased competition including product bundling agreements with U.S. hospital administrators. Despite the decline in utilization, UTMD agrees with ACOG (The American College of Obstetricians & Gynecologists) that using VADS remains the trained physician's best choice in many operative deliveries, and will continue its educational programs regarding appropriate indications and proper use of the procedure. Cheaper priced, less clinically-effective products represent significant competition where hospital administrators are constrained by GPO contracts or may not take the total cost of care into consideration, including increased risk of complications and utilization rates. International obstetrics sales increased to $665 in 2003 from $613 in 2002.

2. Consolidated global gynecology/electrosurgery/urology product sales were $5,324 in 2003 compared to $5,271 in 2002 and $4,924 in 2001. International sales in this category increased 19%. A number of UTMD products in this fragmented category are patented, so sales should continue to grow as physicians learn more about their advantages.

3. Consolidated global neonatal product sales were $4,142 in 2003 compared to $3,852 in 2002 and $3,801 in 2001. International neonatal product sales decreased 16%.

4. Worldwide blood pressure monitoring and accessories (BPM) sales were $6,236 in 2003 compared to $6,261 in 2002 and $5,953 in 2001. Domestic OEM sales in this category, which includes plastic molded components used in other industries affected by the weak U.S. economy, increased 2%.

Looking forward to 2004, UTMD expects to maintain or modestly increase sales for its established products even though markets for its products will remain intensely competitive; despite the fact that administrative barriers in the U.S. that prevent smaller companies from fairly competing for hospital sales have not been significantly diminished; and despite disappointment in U.S. FDA administrators who we believe have inappropriately withheld export certificates to foreign governments since 2003.

b) Gross Profit. UTMD's average 2003 gross profit margin (GPM), the surplus after costs of manufacturing, inspecting, packaging, sterilizing, and shipping products (COGS) are

PRODUCT LINE SALES BY SALES CHANNEL


OEM SALES
DIRECT SALES
BPM & ACC PRODUCTS
2003 sales
57%
43%
47%
53%
UNITED STATES
INTERNATIONAL
OBSTETRICS, GYNECOLOGY AND NEONATAL PRODUCTS
2003 sales
1%
99%
100%
UNITED STATES
INTERNATIONAL


30
20
10
0
01
02
03

GLOBAL SALES BY PRODUCT LINE
in millions of dollars


BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
23%
15%
20%
42%

2003 REVENUE BY PRODUCT LINE
percent of sales


6
4
2
0
01
02
03

FOREIGN SALES BY PRODUCT LINE
in millions of dollars


BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
67%
4%
18%
11%

2003 FOREIGN REVENUE BY PRODUCT LINE
percent of sales

Management's Discussion and Analysis, continued

subtracted from net revenues, was a Company record 58.6% compared to 57.6% in 2002 and 57.1% in 2001. UTMD continued to experience a favorable shift from lower margin products to higher margin products as a percentage of sales, lower depreciation expense on fixed assets and improved efficiencies in overhead costs.

With respect to gross profits in UTMD's sales channels, OEM sales are sales of UTMD products that are marketed by other companies in conjunction with their product offerings, and are not sold under UTMD's label. UTMD utilizes "OEM sales" as a means to help maximize utilization of its capabilities established to satisfy its "direct sales" business. As a general rule, prices for "OEM product sales" expressed as a multiple of direct variable manufacturing expenses are lower than for "direct sales" because in the OEM and international channels, UTMD's business partners incur significant expenses of sales and marketing. Because of UTMD's small size and period-to-period fluctuations in OEM business activity, allocations of fixed manufacturing overheads cannot be meaningfully allocated between direct and OEM sales. Therefore, UTMD does not report GPM by sales channels.

UTMD targets an average GPM greater than or equal to 55%, which it believes is necessary to successfully support the significant operating expenses required in a highly complex and competitive medical device marketplace. Management expects to achieve its GPM target again in 2004. Expected favorable influences include growth in sales volume without a similar increase in manufacturing overhead expenses, a larger percentage of total sales from higher margin products and a continued emphasis on reengineering products and processes to reduce costs. Expected unfavorable influences are continued competitive pressure on pricing and higher wage rates.

c) Operating Profit. Operating profit, or income from operations, is the surplus after operating expenses are subtracted from gross profits. Operating expenses include sales and marketing (S&M) expenses, research and development (R&D) expenses and general and administrative (G&A) expenses. 2003 operating profit increased 2% to $10,722 compared to $10,542 in 2002, and $9,278 in 2001. UTMD's operating profit margin (operating profits divided by total sales) was also a Company record in 2003. The 2003 operating profit margin of 39.5% compared to 38.5% in 2002 and 34.4% in 2001. Operating expenses as a percentage of sales were 19.1% in 2003 and 2002, compared to 22.7% in 2001. A major portion of the decrease in 2002 from 2001 was due to UTMD's required GAAP adoption of SFAS Statement No. 142, under which the Company recognized no goodwill amortization expense (GWA) in 2003 or 2002. GWA was $569 in 2001. For comparison, $569 represents 2.1% of 2003 and 2002 sales. Looking forward to 2004, UTMD expects to continue an outstanding operating margin similar to 2003, primarily as a result of an increase in sales coupled with holding operating expenses about the same. In order to hold operating expenses the same, UTMD expects to be able to offset an increase in S&M expenses with a decrease in litigation expenses (G&A expenses).

i) S&M expenses: S&M expenses are the costs of communicating UTMD's differences and product advantages, providing training and other customer service in support of the use of UTMD's solutions, processing orders and funding GPO fees. Because UTMD sells internationally through third party distributors, its S&M expenses are predominantly needed for U.S. business activity where it sells directly to clinical users. The largest component of S&M expenses is the cost of directly employing representatives that provide coverage across the U.S. year 2003 S&M expenses decreased to $2,364 from $2,472 in 2002 and $2,773 in 2001, as UTMD continued to improve the productivity of its direct sales force. As a percent of total sales, S&M operating expenses were 8.7% in 2003, 9.0% in 2002 and 10.3% in 2001. Looking forward, UTMD plans higher S&M expenses during 2004 due to Group Purchasing Organization fees, increased advertising expenses and new marketing initiatives, but intends to manage S&M expenses to remain less than 10% of total sales.

ii) R&D expenses: R&D expenses include the costs of investigating clinical needs, developing innovative concepts, testing concepts for viability, validating methods of manufacture, completing regulatory documentation and other activities required for design control, responding to customer requests for product enhancements, and assisting manufacturing


OPERATING EXPENSES
S&M
G&A
R&D
6
5
4
3
2
1
0
01
02
03
in millions of dollars
24
20
16
12
8
4
0
01
02
03
percent of sales

Consolidated Statement of Stockholders' Equity

(In thousands)

Years ended December 31, 2003, 2002 and 2001

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at January 1, 2001	5,003	$ 50	$ —	$ (1,559)	$ 13,856	$ 12,347
Shares issued upon exercise of employee stock options for cash	45	—	316	—	—	316
Tax benefit attributable to appreciation of stock options	—	—	60	—	—	60
Common stock purchased and retired	(19)	—	(376)	—	183	(193)
Foreign currency translation adjustment	—	—	—	(257)	—	(257)
Net income	—	—	—	—	5,934	5,934
Balance at December 31, 2001	5,029	$ 50	$ —	$ (1,816)	$ 19,973	$ 18,207
Shares issued upon exercise of employee stock options for cash	137	1	1,112	—	—	1,113
Shares received and retired upon exercise of stock options	(2)	—	(31)	—	—	(31)
Tax benefit attributable to appreciation of stock options	—	—	354	—	—	354
Common stock purchased and retired	(721)	(7)	(1,435)	—	(10,345)	(11,787)
Foreign currency translation adjustment	—	—	—	701	—	701
Net income	—	—	—	—	7,165	7,165
Balance at December 31, 2002	4,443	$ 44	$ —	$ (1,115)	$ 16,793	$ 15,722
Shares issued upon exercise of employee stock options for cash	299	3	2,465	—	—	2,468
Shares received and retired upon exercise of stock options	(101)	(1)	(2,141)	—	—	(2,142)
Tax benefit attributable to appreciation of stock options	—	—	1,108	—	—	1,108
Common stock purchased and retired	(97)	(1)	(1,432)	—	(807)	(2,240)
Foreign currency translation adjustment	—	—	—	836	—	836
Unrealized holding gain from investments, available-for-sale, net of tax	—	—	—	19	—	19
Net income	—	—	—	—	20,761	20,761
Balance at December 31, 2003	4,544	$ 45	$ —	$ (260)	$ 36,747	$ 36,532

See accompanying notes to financial statements.

Management's Discussion and Analysis, continued

engineering on an ongoing basis in developing new processes or improving existing processes. Internal R&D expenses were $288 in 2003, $285 in 2002 and $364 in 2001. As a percent of sales, 2003 and 2002 R&D expenses were 1.0% compared to 1.3% in 2001. In 2003, the efforts of R&D aided UTMD's continued GPM improvements. In addition to new products still being developed, a number of existing products were enhanced or updated. In 2004, UTMD will opportunistically employ R&D resources to invest where management anticipates it can get a significant return with future new product sales. 2004 R&D expenses are again likely to be in the range of 1%-2% of sales.

iii) G&A expenses: G&A expenses include the "front office" functional costs of executive management, finance and accounting, corporate information systems, human resources, shareholder relations, legal, risk management and protection of intellectual property. In addition to employing the personnel required to coordinate or manage the preceding functions, G&A expenses include outside director costs, outside legal counsel, independent accounting audit fees, 401(k) administration, NASDAQ exchange fees, write-offs of uncollectible receivables, business insurance costs and corporate contributions to charitable organizations. Prior to 2002, G&A expenses also included GWA. G&A expenses were $2,517 in 2003, $2,464 in 2002 and $2,978 in 2001. As a percent of sales, G&A expenses were 9.3% in 2003, 9.0% in 2002 and 11.1% in 2001. All three years included considerable litigation expenses relating to the patent infringement lawsuit with Tyco/Kendall•LTP. In addition, 2002 and 2003 include increased G&A expenses to comply with required governance activities mandated by the Sarbanes-Oxley Act of 2002.

d) Non-operating Income, Non-operating Expense and EBT. Non-operating income includes royalties from licensing UTMD's technology to other companies, rent from leasing unutilized property to others, interest earned from investing the Company's excess cash, and gains or losses from the sale of assets, offset by non-operating expenses which includes interest expenses and bank fees. Non-operating income was $454 in 2003, $453 in 2002 and $202 in 2001. Royalties received were $450 in all three years. Future royalties may vary depending on the success of other companies in selling products licensed by UTMD, and the remaining life of the applicable patents. Interest expense associated with the line-of-credit which reduced non-operating income was $47 in 2003, $36 in 2002 and $370 in 2001. Interest costs in 2003 and 2002 were lower compared to 2001 because of significantly lower average LOC debt balances, and because interest rates were lower after 2001. UTMD expects non-operating income in 2004 to be higher than 2003 because of interest income on excess cash balances, but this will depend on the timing of utilization of the excess cash as well as prevailing interest rates.

Earnings before income taxes (EBT) result from adding UTMD's non-operating income to its operating profits. EBT were $11,176 in 2003, $10,996 in 2002 and $9,480 in 2001. EBT in 2003 were 2% higher than in 2002 although sales were 1% lower because of record gross profit margins. Given the projections noted above, management is targeting 2004 EBT about the same as 2003 EBT (excluding the extraordinary non-operating income and operating expenses associated with the Tyco patent infringement lawsuit).

e) Net Income, EPS and ROE. Net income is EBT minus income taxes. Net income increased 2% to $7,335 in 2003 from $7,165 in 2002. 2001 net income was $5,934. The growth rate in net income was slightly higher than EBT because UTMD's 2003 effective tax rate was lower than in 2002. The (adjusted) effective income tax rate in 2003 was 34.4% compared to 34.8% in 2002 and 37.4% in 2001. Tax on the extraordinary item was 40.8%, resulting in a combined rate of 38.7%. Year to year fluctuations in the tax rate have resulted from 1) the use of a foreign sales corporation, 2) differences in distribution of state income taxes, 3) differences in profits of the Ireland subsidiary which is taxed at a 10% rate on exported manufactured products, 4) increases in marginal tax rates for EBT above $10 million, and 5) other factors such as R&D tax credits and the timing of actual versus accrued litigation expenses. The Company eliminated its foreign sales corporation in 2002. Management expects that UTMD's consolidated income tax rate may be higher in 2004 compared to 2003, but this is difficult to predict.

UTMD's normal net income expressed as a percentage of sales ranks in the top performance tier of all U.S. publicly-traded companies at 27.0%, 26.2% and 22.0% for years 2003, 2002 and 2001, respectively. This profitability performance factor is the primary driver for UTMD's return on shareholders' equity (ROE).

Earnings per share (EPS) is net income divided by the number of shares of stock outstanding (diluted to take into consideration stock option awards which are "in the money"—have exercise prices below the current period's weighted average market value). Diluted 2003 EPS were $1.50, up 10% from $1.36 in 2002. In 2001, EPS were $1.14 with sales about the same as 2003. The combination of higher profitability and fewer outstanding shares accounted for the substantial increase in EPS. UTMD management believes shareholder value is improved by consistently increasing EPS. In the last six year period since 1997, UTMD has increased EPS at an annually compounded rate of 20% per year. The end of 2003 weighted average number of diluted common shares (the number used to calculate diluted EPS) were 4,885 (in thousands) compared to 5,263 shares in 2002 and 5,210 shares in 2001. Dilution for "in the money" unexercised options for

Consolidated Statement of Cash Flow

(In thousands)

Years ended December 31,	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 20,761	$ 7,165	$ 5,934
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	984	1,172	1,933
Gain on investments	(11)	—	—
Provision for (recovery of) losses on accounts receivable	(93)	18	70
Loss on disposal of assets	4	—	6
Deferred income taxes	(47)	108	(26)
Tax benefit attributable to exercise of stock options	1,108	354	60
(Increase) decrease in:			
Accounts receivable	36	577	164
Accrued interest and other receivables	257	(316)	121
Inventories	174	(168)	(239)
Prepaid expenses and other current assets	(32)	(31)	(20)
Litigation receivable	(24,884)	—	—
Increase (decrease) in:			
Accounts payable	(291)	154	(208)
Accrued expenses	10,369	(377)	65
Net cash provided by operating activities	8,335	8,656	7,860
Cash flows from investing activities:			
Capital expenditures for:			
Property and equipment	(272)	(517)	(524)
Intangible assets	(122)	—	—
Purchase of investments	(737)	—	—
Proceeds from sale of investments	98	—	—
Net cash used in investing activities	(1,033)	(517)	(524)
Cash flows from financing activities:			
Proceeds from issuance of common stock—options	882	1,113	316
Common stock purchased and retired	(2,240)	(11,787)	(193)
Common stock purchased and retired—options	(555)	(31)	—
Proceeds from note payable	—	4,956	—
Repayments of note payable	(4,956)	(2,501)	(7,499)
Net cash used in financing activities	(6,869)	(8,250)	(7,376)
Effect of exchange rate changes on cash	44	26	(4)
Net increase (decrease) in cash and cash equivalents	477	(85)	(44)
Cash at beginning of year	285	370	414
Cash at end of year	$ 762	$ 285	$ 370
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 2,628	$ 3,568	$ 3,399
Interest	$ 47	$ 25	$ 370

See accompanying notes to financial statements.

Management's Discussion and Analysis, continued

the year 2003 was 359 (in thousands) shares compared to 350 in 2002, and 191 in 2001. The total number of unexercised options outstanding declined about 23% in 2003, following a 9% decline in the prior year. Dilution has increased despite much fewer outstanding option shares due to UTMD's higher share price in the stock market. Actual outstanding common shares as of December 31, 2003 were 4,544,000.

Return on shareholders' equity (ROE) is the portion of net income retained by UTMD to internally finance its growth, divided by the average accumulated shareholders' equity during the applicable period. ROE in 2003 was 38% compared to 42% in 2002 and 39% in 2001. This ratio determines how fast the Company can afford to grow without adding external financing that would dilute shareholder interests. For example, a 20% ROE will financially support 20% growth in revenues without issuing more stock. Record profitability was primarily responsible for continued outstanding ROE result in 2003. In UTMD's opinion, achieving growth in revenues and EPS without diluting shareholder interests maximizes shareholders' value. Management's goal is to consistently achieve ROE in excess of 25%. UTMD's ROE has averaged 31% per year over the last 18 years. Although the accumulation of cash in the absence of share repurchases or acquisitions could reduce total asset turns, and the elimination of long-term debt would reduce financial leverage that enhances ROE, management expects to be able to achieve its ROE objective again in 2004 primarily by accomplishing another record year in profitability, assuming UTMD effectively deploys its excess cash resulting from the extraordinary event.

Liquidity and Capital Resources

In management's opinion, the extraordinarily favorable event in 4Q 2003 of recognizing the Tyco patent infringement damages award has an impact on the financial statements that does not allow a meaningful comparison of financial ratios and other financial measures with prior periods. Consequently, MD&A adjusts out the following items related to the extraordinary event, prior to making comparisons:

CASH FLOW STATEMENT	adjustment
Net income	$ (13,426)
Litigation receivable	24,884
Accrued expenses	(11,458)

Cash flows – Cash (and investment) balances were $1,484 at the end of 2003, compared to $285 at the end of 2002.

Net cash provided by operating activities, including adjustments for depreciation and other non-cash operating expenses, along with changes in working capital, totaled $8,335 in 2003 compared to $8,656 in 2002 and $7,860 in 2001. Cash provided by operating activities demonstrates the Company's continued control of operating performance aided by a $1,108 tax benefit attributable to exercise of employee options in 2003, compared to the same benefit in 2002 of $354 and in 2001 of $60.

The increase in the Company's use of cash for investing activities was from purchases of short-term investments, in an effort to make prudent use of excess cash. The Company realized $41 in gains from the sale of investments.

In 2003, UTMD received $882 and issued 197,432 shares of stock upon the exercise of employee and director stock options. Employees and directors exercised a total of 298,852 option shares in 2003, with 101,420 shares immediately being retired as a result of the individuals trading the shares in payment of the exercise price of the options and related tax withholding requirements. UTMD paid $555 to meet those tax withholding requirements. UTMD repurchased 96,900 shares of stock in the open market at a cost of $2,240 during 2003. Option exercises in 2003 were at an average price of $8.26 per share. Share repurchases in the open market were at an average cost of $23.12 per share, including commissions and fees. In 2002, the Company received a net $1,082 from issuing 135,362 shares of stock on the exercise of employee stock options, including 1,727 shares retired upon an employee trading those shares in payment of the stock option exercise price.

During 2003, UTMD made repayments of $4,956 on its note payable, which was the remaining balance at the end of 2002, while receiving $0 in proceeds from the note (line of credit). In 2002, UTMD made loan repayments of $2,501 and received $4,956 in proceeds from the note to finance the November 2002 tender offer. The 2002 loan proceeds were used to pay for UTMD share repurchases as the result of a tender offer.


40
30
20
10
0
99
00
01
02
03
40
30
20
10
0
99
00
01
02
03

YEAR-END INSTITUTIONAL OWNERSHIP
percent of total ownership

RETURN ON EQUITY
percent

Management's Discussion and Analysis, continued

Management believes that future income from operations and effective management of working capital will provide the liquidity needed to finance growth plans. Planned 2004 capital expenditures are expected to be approximately $600 to keep facilities, equipment and tooling in good working order. In addition to capital expenditures, UTMD plans to use cash in 2004 for selective infusions of technological, marketing or product manufacturing rights to broaden the Company's product offerings; for continued share repurchases if the price of the stock remains undervalued; and if available for a reasonable price, acquisitions that may strategically fit UTMD's business and are accretive to performance. The revolving credit line will continue to be available for liquidity when the timing of acquisitions or repurchases of stock require a large amount of cash in a short period of time in excess of existing cash and investment balances.

Management plans to use the cash from the Tyco damages in one or a combination of the following: 1) to make investments in new technology, 2) to acquire a product line that will help spur revenue growth and better utilize UTMD's infrastructure, and/or 3) to buy back UTMD shares in the open marketplace.

Contractual Obligations and Contingent Liabilities and Commitments

The following is a summary of UTMD's significant contractual obligations and commitments as of December 31, 2003 (in thousands):

Contractual obligations and commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$ —	$ —	$ —	$ —	$ —
Operating lease obligations	1,065	66	111	111	777
Purchase obligations [1]	2,720	2,720	—	—	—
Total	$ 3,785	$ 2,786	$ 111	$ 111	$ 777

[1] The majority of UTMD's purchase obligations constitute raw materials for use in its manufacturing operations. UTMD has the right to make changes in, among other things, purchase quantities, delivery schedules and order acceptance.

Off-Balance Sheet Arrangements

UTMD's only off-balance sheet arrangements are operating leases on its Oregon manufacturing facility and on a portion of the parking lot adjacent to its Utah facilities. Details on those arrangements are provided above and in Note 6 on page 19.

Other Financial Measures

EBITDA – (equals EBT, plus depreciation and amortization expenses, plus interest expense) is a term used for measuring a company's ability to generate cash from its operations without regard for changes in working capital, cash consumed for fixed asset purchases, its cost of borrowing or income tax burden. UTMD's EBITDA from normal operations in 2003 was $12.2 million, or 45% as a ratio of sales. UTMD's EBITDA has averaged 40% of sales over the last five years. The extraordinarily strong cash generation performance resulted from a combination of outstanding operating profit performance and royalty income from others' use of UTMD's technology. With sales and other performance factors approximately the same as in 2003, management projects EBITDA about the same in 2004.

Please note that EBITDA is not defined or described by Generally Accepted Accounting Principles (GAAP). As such, it is not prepared in accordance with GAAP, is not a measure of liquidity, and is not a measure of operating results. However, the components of EBITDA are prepared in accordance with GAAP, and UTMD believes that EBITDA is an important measure of the Company's operating performance and financial well-being.

Management's Outlook

In summary, in 2004 UTMD plans to:

1) clear up its apparently unresolved QSR status with the U.S. FDA that has hindered international sales, slowed new product development, stymied business development and consumed an inordinate amount of human capital since 2002;

2) continue outstanding operating performance;


12
9
6
3
0
99
00
01
02
03
EBITDA
in millions of dollars
8
6
4
2
0
99
00
01
02
03
YEAR-END SHARES OUTSTANDING
in millions of shares

Management's Discussion and Analysis, continued

3) actively look for new acquisitions to facilitate sales growth; and

4) utilize current excess cash balances in shareholders' best long-term interest.

The following factors provide optimism that 2004 will demonstrate better top line growth:

1) the continued scrutiny by government agencies into the anti-competition, anti-innovation and anti-good healthcare effects of bundling agreements and exclusive agreements for physician preference products by hospital administrators.

2) recent supply agreements with five of the top seven hospital GPOs.

3) continued improvements in a maturing U.S. direct sales force.

4) improvement in general economic conditions that have negatively affected U.S. OEM activity.

5) elimination of unfavorable regulatory interference affecting export sales.

UTMD will continue to focus on differentiating itself, especially from commodity-oriented competitors. UTMD is small, but its employees are experienced and diligent in their work. Our passion is in providing innovative clinical solutions that will help reduce health risks for women and their babies. The Company has a defined focus, and does not seek to become big as a primary motivation. We just want to do an excellent job in meeting our customers' needs, and provide our shareholders with excellent returns.

The reliability and performance of UTMD's products is high and represents significant clinical benefits as well as minimal total cost of care. Physicians do care about the well-being of their patients, but their time is limited to evaluate choices, and they have hospital administrators to deal with who often look at the initial price of a product, without understanding the total picture including complications and other less obvious costs.

In the U.S., UTMD will continue to leverage its reputation as an innovator which will responsively take on challenges to work with physicians who use its products in specialty hospital areas, or outside the hospital in their office practices. Internationally, where UTMD must depend on the knowledge, focus, relationships and energy of independent distributors, management will continue to closely monitor performance and recruit needed new business partners.

In 2003, UTMD again demonstrated a high positive cash flow reflected by achieving record EBITDA performance of 45% of sales, managing working capital effectively and keeping new capital expenditures below its rate of depreciation of existing assets. UTMD's balance sheet is strong enough to finance an acquisition in 2004 without issuing stock. In considering acquisitions, UTMD looks to acquire successful companies that will enhance its specialist focus. When UTMD acquires a company, it probably will be for cash, and with the idea that it will be able to retain key resources that helped make the acquired entity previously successful.

Over the last six years, UTMD made some significant accomplishments: 1) compounded EPS growth of 20% per year (not including receipt of patent infringement damages); 2) two accretive acquisitions which now represent about 22% of the Company's business activity; 3) repurchase of 45% of the ownership of the Company (including dilution of options) for $36 million (3.7 million net shares at an average cost of $9.75 per share including commissions, other repurchase costs and the difference between option exercise price and market price for option shares exercised); and 4) a successful effort defending the patent rights of UTMD's flagship product technology and core franchise of UTMD's market identity, resulting in a $31 million damages award.

Looking back, UTMD's EPS were up 10% in 2003, and the $26.14 ending share price was up 37% relative to the end of 2002. The NASDAQ Composite, S&P 500 Index and DJIA were up, 50%, 29% and 25% respectively in 2003. With 2003 EPS of $1.50 (excluding Tyco damages award), UTMD's year-end price to trailing earnings ratio (PER) was 17, suggesting that a combination of PER expansion closer to the medical device industry average and continued increases in EPS performance could again provide excellent shareholder returns in 2004.


40
35
30
25
20
99
00
01
02
03

EBITDA
percentage of sales

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

Note 1. Summary of Significant Accounting Policies

Organization – Utah Medical Products, Inc. and its wholly owned subsidiaries, principally Utah Medical Products Ltd., which operates a manufacturing facility in Ireland, and Columbia Medical, Inc. (the Company) are in the business of producing specialized devices for the healthcare industry. The Company's broad range of products includes those used in critical care areas and the labor and delivery departments of hospitals, as well as outpatient clinics and physician's offices. Products are sold in both domestic U.S. and international markets.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes it has considered and disclosed all relevant information in making its estimates that affect reported performance and current values.

Principles of Consolidation – The consolidated financial statements include those of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents – For purposes of the consolidated statement of cash flows, the Company considers cash on deposit and short-term investments with original maturities of three months or less to be cash and cash equivalents.

Investments – The Company classifies its investments as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in operations; unrealized holding gains and losses are reported as a separate component of accumulated other comprehensive income. Declines in fair value below cost that are other than temporary are included in operations.

Concentration of Credit Risk – The primary concentration of credit risk consists of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations as reflected by its reserves.

The Company's customer base consists primarily of hospitals, medical product distributors, physician practices and others directly related to healthcare providers. Although the Company is affected by the well-being of the global healthcare industry, management does not believe significant trade receivable credit risk exists at December 31, 2003.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits in addition to Fidelity Investments accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to a significant credit risk on cash and cash equivalent balances.

Inventories – Finished products, work-in-process, and raw materials and supplies inventories are stated at the lower of cost (computed on a first-in, first-out method) or market (see Note 2).

Property and Equipment – Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line and units-of-production methods over estimated useful lives as follows:

Building and improvements	30-40 years
Furniture, equipment, and tooling	3-10 years

Long-Lived Assets – The Company evaluates its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Intangible Assets – Costs associated with the acquisition of patents, trademarks, license rights, and non-compete agreements are capitalized and are being amortized using the straight-line method over periods ranging from 5 to 17 years. On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment approach. Other intangible assets will continue to be amortized over their estimated useful lives. Amortization of goodwill which relates to the Company's 1997 and 1998

Notes to Consolidated Financial Statements, continued

acquisitions ceased on January 1, 2002. Goodwill amortization expense in 2001 was (in thousands) $569.

The Company has completed its annual impairment test of goodwill required by SFAS No. 142 and no impairment was indicated.

Loans to Related Parties – Except as further disclosed in these notes, the Company has not made loans to related entities including employees, directors, shareholders, suppliers or customers, nor does it guarantee the debt of related entities.

Revenue Recognition – Revenue from product sales is generally recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. The Company also provides for the estimated cost that may be incurred for product warranties and unforeseen uncollectible accounts. The Company believes that revenue should be recognized at the time of shipment as title generally passes to the customer at the time of shipment. This policy meets the criteria of *Staff Accounting Bulletin* 101 in that there is persuasive evidence of an existing contract or arrangement, delivery has occurred, the price is fixed and determinable and the collectibility is reasonably assured.

Income Taxes – The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," whereby deferred taxes are computed under the asset and liability method.

Legal Costs – The Company has been and continues to be involved in lawsuits, which are an expected and at times unexpected consequence of its operations, and in the ordinary course of business. The Company maintains a reserve for legal costs consistent with its previous experience and anticipated costs. The reserve for legal costs at December 31, 2003 and 2002 was (in thousands) $1,050 and $125, respectively (see Note 2).

Earnings per Share – The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

The computation of earnings per common share assuming dilution is based on the weighted average number of shares outstanding during the year plus the weighted average common stock equivalents which would arise from the exercise of stock options outstanding using the treasury stock method and the average market price per share during the year.

The shares (in thousands) used in the computation of the Company's basic and diluted earnings per share are reconciled as follows:

	2003	2002	2001
Weighted average number of shares outstanding—basic	4,526	4,913	5,019
Dilutive effect of stock options	359	350	191
Weighted average number of shares outstanding, assuming dilution	4,885	5,263	5,210

Stock-Based Compensation – At December 31, 2003, the Company has stock-based employee compensation plans, which are described more fully in Note 8. The Company accounts for those plans under the recognition and measurement principles of APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations, and has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the financial statements, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards starting in 1995 consistent with the provisions of SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	Years ended December 31,		
	2003	2002	2001
Net income as reported	$ 20,761	$ 7,165	$ 5,934
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(178)	(175)	(248)
Net income pro forma	$ 20,583	$ 6,990	$ 5,686
Earnings per share:			
Basic—as reported	$ 4.59	$ 1.46	$ 1.18
Basic—pro forma	$ 4.55	$ 1.42	$ 1.13
Diluted—as reported	$ 4.25	$ 1.36	$ 1.14
Diluted—pro forma	$ 4.21	$ 1.33	$ 1.09

Notes to Consolidated Financial Statements, continued

Translation of Foreign Currencies – Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company's assets and liabilities are reflected as a separate component of stockholders' equity. A negative translation impact on stockholders' equity reflects a current relative U.S. dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted average rate of exchange (based on when transactions actually occurred) during the year.

Note 2. Detail of Certain Balance Sheet Accounts

	December 31, 2003	2002
Account receivable (in thousands):		
Receivables	$ 3,373	$ 3,252
Accrued interest and other	27	8
Less allowance for doubtful accounts	(74)	(167)
	$ 3,326	$ 3,093
Inventories (in thousands):		
Finished products	$ 1,495	$ 1,236
Work-in-process	631	907
Raw materials	1,142	1,335
	$ 3,268	$ 3,478
Other assets (in thousands):		
Goodwill	$ 8,533	$ 8,533
Patents	2,015	1,893
License rights	293	293
Trademarks	224	224
Non-compete agreements	175	175
	11,240	11,118
Accumulated amortization	(4,453)	(4,378)
	$ 6,787	$ 6,740
Accrued expenses (in thousands):		
Income taxes payable	$ 9,270	$ —
Payroll and payroll taxes	-1,479	1,019
Reserve for litigation costs	1,050	125
Other	330	544
	$ 12,129	$ 1,688

The following table reflects a comparison of net income and net income per share for each of the three years ended December 31, adjusted to give effect to the adoption of SFAS 142 (in thousands, except per share amounts):

	2003	2002	2001
Reported net income	$ 20,761	$ 7,165	$ 5,934
Add-back goodwill amortization, net of taxes	—	—	484
Adjusted net income	$ 20,761	$ 7,165	$ 6,418
Reported earnings per share—basic	$ 4.59	$ 1.46	$ 1.18
Add-back goodwill amortization	—	—	.10
Adjusted earnings per share—basic	$ 4.59	$ 1.46	$ 1.28
Reported earnings per share—diluted	$ 4.25	$ 1.36	$ 1.14
Add-back goodwill amortization	—	—	.09
Adjusted net income per share—diluted	$ 4.25	$ 1.36	$ 1.23

During the years ended December 31, 2003 and 2002, the carrying amount of goodwill remained unchanged at (in thousands) $8,533

Note 3. Investments

The Company's investments, classified as available-for-sale consist of the following (in thousands):

	December 31, 2003	2002
Investments, at cost	$ 691	$ —
Unrealized holding gain	31	—
Investments, at fair value	$ 722	$ —

Changes in the unrealized holding gain on investment securities available-for-sale and reported as a separate component of accumulated other comprehensive income are as follows (in thousands):

Notes to Consolidated Financial Statements, continued

	December 31, 2003	December 31, 2002
Balance, beginning of year	$ —	$ —
Unrealized holding gain	31	—
Deferred income taxes on unrealized holding gain	(12)	—
Balance, end of year	$ 19	$ —

Note 4. Property and Equipment

Property and equipment consists of the following (in thousands):

	2003	2002
Land	$ 1,052	$ 980
Buildings and improvements	8,738	7,816
Furniture, equipment, and tooling	13,966	14,113
Construction-in-progress	111	190
	23,867	23,099
Accumulated depreciation and amortization	(14,862)	(14,209)
	$ 9,005	$ 8,890

Included in the Company's consolidated balance sheet are the assets of its manufacturing facilities in Utah, Oregon and Ireland. Property and equipment, by location are as follows (in thousands):

	December 31, 2003			
	Utah	Oregon	Ireland	Total
Land	$ 621	$ —	$ 431	$ 1,052
Building and improvements	4,082	32	4,624	8,738
Furniture, equipment, and tooling	11,901	1,245	820	13,966
Construction-in-progress	111	—	—	111
Total	16,715	1,277	5,875	23,867
Accumulated depreciation and amortization	(12,221)	(1,267)	(1,374)	(14,862)
Property and equipment, net	$ 4,494	$ 10	$ 4,501	$ 9,005

	December 31, 2002			
	Utah	Oregon	Ireland	Total
Land	$ 621	$ —	$ 359	$ 980
Building and improvements	3,931	32	3,853	7,816
Furniture, equipment, and tooling	12,111	1,244	758	14,113
Construction-in-progress	190	—	—	190
Total	16,853	1,276	4,970	23,099
Accumulated depreciation and amortization	(11,862)	(1,256)	(1,091)	(14,209)
Property and equipment, net	$ 4,991	$ 20	$ 3,879	$ 8,890

Note 5. Note Payable

The Company has an unsecured bank line-of-credit agreement, which allows the Company to borrow up to a fixed maximum amount (in thousands) of $15,000 at an interest rate equal to either the bank's LIBOR rate plus 1.25%, the bank's prime rate less 1.00%, or a daily rate based on LIBOR plus 1.35%. The line-of-credit-balance matures on May 31, 2005 and has an outstanding balance of (in thousands) $0 and $4,956 at December 31, 2003 and 2002, respectively. The principal financial loan covenants are a restriction on the total amount available for borrowing to 1.25 times the last twelve months' EBITDA, which as of December 31, 2003 and 2002 was equal to (in thousands) $43,506 and $15,255, respectively, and a requirement to maintain a net worth in excess of $10 million, which at the end of 2003 and 2002 was (in thousands) $36,532 and $15,722, respectively.

Note 6. Commitments and Contingencies

Operating Leases – The Company has a lease agreement for land adjoining the Company's Utah facility for a term of forty years commencing on September 1, 1991. On September 1, 2001 and subsequent to each fifth lease year, the basic rental was and will be adjusted for published changes in a price index. The Company also leases its CMI building in Oregon under a short-term noncancelable operating lease. Rent expense charged to operations under these operating lease agreements was approximately (in thousands) $105, $104, and $101 for the years ended December 31, 2003, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements, continued

Future minimum lease payments under its lease obligations as of December 31, 2003 were as follows (in thousands):

Years ending December 31:	Amount
2004	$ 66
2005	37
2006	37
2007	37
2008	37
Thereafter	851
Total future minimum lease payments	$ 1,065

Product Liability – The Company is self-insured for product liability risk. "Product liability" is an insurance industry term for the cost of legal defense and possible eventual damages awarded as a result of use of a company's product during a procedure that results in an injury of a patient. The Company maintains a reserve for product liability litigation and damages consistent with its previous long-term experience. Actual product liability litigation costs and damages during the last three reporting years have been immaterial which is consistent with the Company's overall history.

The Company absorbs the costs of clinical training, trouble-shooting and product warranties in its on-going operating expenses.

Litigation – The Company has been involved in lawsuits, which are an expected consequence of its operations, and in the ordinary course of business. The Company believes that pending litigation will not have a material adverse effect on its financial condition or results of operations.

Irish Development Agency – In order to satisfy requirements of the Irish Development Agency in assisting the start-up of its Ireland subsidiary, the Company agreed to invest certain amounts and maintain a certain capital structure in its Ireland subsidiary. The effect of these financial relationships and commitments are reflected in the consolidated financial statements and do not represent any significant credit risk that would affect future liquidity.

Note 7. Income Taxes

Deferred tax assets (liabilities) consist of the following temporary differences (in thousands):

	December 31			
	2003		2002	
	Current	Long-term	Current	Long-term
Inventory write-downs and differences due to UNICAP	$ 169	$ —	$ 178	$ —
Allowance for doubtful accounts	29	—	57	—
Accrued liabilities and reserves	523	12	164	—
Other	—	22	—	—
Depreciation and amortization	—	164	—	162
Earnings from subsidiary	—	(863)	—	(552)
Deferred income taxes, net	$ 721	$ (665)	$ 399	$ (390)

The components of income tax expense are as follows (in thousands):

	Years ended December 31,		
	2003	2002	2001
Current	$ 3,888	$ 3,715	$ 3,520
Deferred	(47)	116	26
Total	$ 3,841	$ 3,831	$ 3,546

Income tax expense differed from amounts computed by applying the statutory federal rate to pretax income as follows (in thousands):

	Years ended December 31,		
	2003	2002	2001
Federal income tax expense at the statutory rate	$ 3,716	$ 3,738	$ 3,062
State income taxes	559	482	474
ETI, foreign sales corporation, and tax credits	(68)	(182)	(60)
Other	(366)	(207)	70
Total	$ 3,841	$ 3,831	$ 3,546

Note 8. Options

The Company has stock option plans, which authorize the grant of stock options to eligible employees, directors, and other individuals to purchase up to an aggregate of 2,200,000

Notes to Consolidated Financial Statements, continued

shares of common stock, of which 759,101 are outstanding as of December 31, 2003. All options granted under the plans are granted at current market value at date of grant, and may be exercised between six months and ten years following the date of grant. The plans are intended to advance the interest of the Company by attracting and ensuring retention of competent directors, employees, and executive personnel, and to provide incentives to those individuals to devote their utmost efforts to the advancement of the Company. Changes in stock options were as follows:

	Shares	Price Range Per Share
2003		
Granted	82,200	$ 17.71 — $ 24.02
Expired or canceled	12,562	6.75 — 17.71
Exercised	298,852	6.50 — 15.01
Total outstanding at December 31	759,101	6.50 — 24.02
Total exercisable at December 31	625,859	6.50 — 14.60
2002		
Granted	74,100	$ 14.60 — $ 15.01
Expired or canceled	31,574	6.50 — 15.01
Exercised	137,089	6.50 — 14.25
Total outstanding at December 31	988,315	6.50 — 15.01
Total exercisable at December 31	870,414	6.50 — 14.25
2001		
Granted	81,400	$ 9.13 — $ 12.00
Expired or canceled	28,855	6.50 — 14.25
Exercised	44,500	6.50 — 11.50
Total outstanding at December 31	1,082,878	6.50 — 14.25
Total exercisable at December 31	912,185	6.50 — 14.25

For the years ended December 31, 2003, 2002 and 2001, the Company reduced current income taxes payable and increased additional paid-in capital by (in thousands) $1,109, $354 and $60, respectively, for the income tax benefit attributable to sale by optionees of common stock received upon the exercise of stock options.

Stock-Based Compensation – The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," as described in Note 1.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31, 2003	2002	2001
Expected dividend yield	—	—	—
Expected stock price volatility	40.5%	41.7%	44.6%
Risk-free interest rate (weighted average)	3.5%	4.3%	4.9%
Expected life of options	5.9 years	5.2 years	5.0 years

The per-share weighted average fair value of options granted during 2003, 2002 and 2001 is $8.89, $6.52, and $4.27, respectively.

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.50 – 7.75	307,634	4.70	$ 6.84	304,870	$ 6.84
9.125 – 24.02	451,467	4.71	13.68	320,989	12.20
$ 6.50 – 24.02	759,101	4.70	$ 10.91	625,859	$ 9.59

Note 9. Geographic Sales Information

The Company had sales in the following geographic areas (in thousands):

Year	United States	Europe	Other
2003	$ 21,266	$ 3,376	$ 2,495
2002	$ 21,626	$ 3,337	$ 2,398
2001	$ 21,752	$ 3,012	$ 2,190

Note 10. Product Sale and Purchase Commitments

The Company has license agreements for the rights to develop and market certain products or technologies owned by unrelated parties. The confidential terms of such agreements are unique and varied, depending on many factors relating to the value and stage of development of the technology licensed. Royalties on future product sales are a normal component of such agreements and are included in the Company's cost of goods sold on an ongoing basis.

Notes to Consolidated Financial Statements, continued

The Company has in the past received and continues to receive royalties as a result of license agreements with unrelated companies that allow exclusive or nonexclusive rights to the Company's technology.

Note 11. Employee Benefit Plan

The Company has a contributory 401(k) savings plan for employees, who are at least 21 years of age, work 30 hours or more each week, and have a minimum of one year of service with the Company. The Company's contribution is determined annually by the board of directors. Company contributions were approximately (in thousands) $95, $94 and $85 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 12. Fair Value Financial Instruments

None of the Company's financial instruments, which are current assets and liabilities that could be readily traded, are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2003, does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying consolidated balance sheet.

Note 13. Extraordinary Item

In December 2003, the Company recognized extraordinary non-operating income of (in thousands) $24,884 including damages and interest resulting from the 2002 District Federal Court judgment relating to the Company's patent infringement litigation against Tyco/Kendall•LTP, which was upheld by appellate court decision. After subtraction of additional expenses of (in thousands) $2,208 and income taxes of (in thousands) $9,250, the extraordinary income adds (in thousands) $13,426 to 2003 net income.

The actual payment from Tyco, which was received on January 20, 2004, included an additional approximately (in thousands) $6,000 in augmented damages and interest which will be recognized as an extraordinary gain in the first quarter 2004.

Note 14. Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This new statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity or classifications between liabilities and equity in a section that has been known as "mezzanine capital." It requires that those certain instruments be classified as liabilities in balance sheets. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have any impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003, with certain exceptions. The adoption of SFAS 149 did not have any effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of variable interest entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has not identified and does not expect to identify any variable interest entities that must be consolidated.

In December 2002, the Financial Accounting Standards Board issued SFAS 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement 123," which is effective for all fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation under SFAS 123 from intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion 25. SFAS 148 also changes the disclosure requirement of SFAS 123, requiring a more prominent disclosure of the pro-forma effect of the fair value based method of accounting for stock-based compensation. The adoption of SFAS 148 by the Company did not have any impact on the Company's consolidated financial statements and is not expected to have any impact on future operations.

Forward-looking Information

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "believe," "project," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company respecting future events and are subject to certain risks, uncertainties, and assumptions, including the risks and uncertainties noted below and throughout this document. Although the Company has attempted to identify important factors that could cause the actual results to differ materially, there may be other factors that cause the forward statement not to come true as anticipated, believed, projected, expected, or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, projected, estimated, expected, or intended.

General risk factors that may impact the Company's revenues include the market acceptance of competitive products, obsolescence caused by new technologies, the possible introduction by competitors of new products that claim to have many of the advantages of UTMD's products at lower prices, the timing and market acceptance of UTMD's own new product introductions, UTMD's ability to efficiently manufacture its products, including the reliability of suppliers, success in gaining access to important global distribution channels, marketing success of UTMD's distribution and sales partners, budgetary constraints, the timing of regulatory approvals for newly introduced products, third party reimbursement, access to U.S. hospital customers, as that access continues to be constrained by group purchasing decisions, and other factors set forth in the Company's Securities and Exchange Commission filings, including UTMD's 10-K for the year ended December 31, 2003.

Risk factors, in addition to the risks outlined in the previous paragraph that may impact the Company's assets and liabilities, as well as cash flows, include risks inherent to companies manufacturing products used in healthcare including claims resulting from the improper use of devices and other product liability claims, defense of the Company's intellectual property, productive use of assets in generating revenues, management of working capital including inventory levels required to meet delivery commitments at a minimum cost, and timely collection of accounts receivable.

Additional risk factors that may affect non-operating income include the continuing viability of the Company's technology license agreements, actual cash and investment balances, asset dispositions, and acquisition activities that may require external funding.

Independent Auditors' Report

To the Board of Directors and Stockholders of Utah Medical Products, Inc.

We have audited the accompanying consolidated balance sheet of Utah Medical Products, Inc. as of December 31, 2003 and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated balance sheet of Utah Medical Products, Inc. as of December 31, 2002 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years ended December 31, 2002 and 2001, were audited by other auditors whose report dated January 21, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Utah Medical Products, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
LOGAN, UTAH
JANUARY 20, 2004

Corporate Information

Board of Directors

Kevin L. Cornwell
CHAIRMAN AND CEO

Stephen W. Bennett, M.D., Dr. P.H.
RETIRED SENIOR HEALTHCARE ANALYST
G.T. MANAGEMENT LTD.

Ernst G. Hoyer
RETIRED, GENERAL MANAGER
PETERSEN PRECISION ENGINEERING CO.

Barbara A. Payne, Ph.D.
CONSULTANT

Paul O. Richins
CHIEF ADMINISTRATIVE OFFICER

Officers

Kevin L. Cornwell
PRESIDENT AND SECRETARY

Charles F. Arthur
VICE PRESIDENT, SALES

Marcena H. Clawson
VICE PRESIDENT, MATERIALS

Greg A. LeClaire
CHIEF FINANCIAL OFFICER, VP

Paul O. Richins
CHIEF ADMINISTRATIVE OFFICER, VP

Ben D. Shirley
VICE PRESIDENT,
RESEARCH AND DEVELOPMENT

Jean P. Teasdale
VICE PRESIDENT, MANUFACTURING

Investor Information

CORPORATE HEADQUARTERS

Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047

FOREIGN OPERATIONS

Utah Medical Products Ltd.
Garrycastle Industrial Estate
Athlone, County Westmeath
Ireland

U.S. SUBSIDIARY

Columbia Medical, Inc.
Redmond, Oregon

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Street
Cranford, New Jersey 07016

AUDITORS

Jones Simkins, P.C.
Logan, Utah

Russell Brennan Keane
Athlone, Ireland

CORPORATE COUNSEL

Kruse, Landa, Maycock & Ricks, L.L.C.
Salt Lake City, Utah

Arthur Cox, Solicitors
Dublin, Ireland

Corporate Stock

The Company's common stock trades on the Nasdaq Stock Market (symbol: UTMD). The following table sets forth the high and low sales price information as reported by Nasdaq for the periods indicated.


UTMD™
NASDAQ
LISTED

	2003		2002	
	High	Low	High	Low
First Quarter	19.35	17.41	16.36	12.51
Second Quarter	20.87	18.10	16.35	14.90
Third Quarter	24.99	20.05	17.04	13.48
Fourth Quarter	26.30	21.00	20.07	16.55

For shareholder information contact: Paul Richins, (801) 566-1200
Website: www.utahmed.com, e-mail: info@utahmed.com



Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047
www.utahmed.com
e-mail: info@utahmed.com